Mail Stop 6010


							July 5, 2005

Via Facsimile to (604) 301-9546 and U.S. Mail

Mr. Patrick McGowan
Chief Financial Officer
MIV Therapeutics, Inc.
1-8765 Ash Street
Vancouver, B.C. Canada V6P 6T3


	Re:	MIV Therapeutics, Inc.
		Form 10-K/A for the fiscal year ended May 31, 2004 Form 10-Q for the quarterly period ended February 28,
2005
		File No. 000-30453

Dear Mr. McGowan:

      We have reviewed your response letter dated May 23, 2005 and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the fiscal year ended May 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that Morgan & Company`s opinion as it relates to the cumulative data from January 20, 1999 to May 31, 2001 is based solely on the report of another auditor. Since Morgan & Company has referred to another audit report in their opinion, the audit report of the other auditors must be presented in this filing. Refer to Rule 2-05 of Regulation S-X.

Form 10-Q for the quarterly period ended February 28, 2005

Notes 11 and 12 - Acquisition of Sagax, Inc. and Sahajanand
Medical
Technologies Inc., page F-14

2. Please provide us with your calculations of significance for your acquisition of Sagax, Inc and pending acquisition of Sahajanand Medical Technologies Inc. Amend your Form 8-Ks to include any required historical and pro forma financial statements for these acquisitions. Refer to Item 310(c) and Item 310(d) of Regulation S-
B.

Note 12 - Acquisition of Sahajanand Medical Technologies Inc., page
F-14

3. We see that you have an agreement to acquire all the outstanding common stock of Sahajanand Medical Technologies Inc. for 44.5 million shares of your common stock. Using the factors outlined in paragraph
17 of SFAS 141, tell us what party in this transaction will be considered the acquiring entity and how you plan on accounting for this transaction. We may have further comments after reviewing your response.

Exhibit 31.1 and 31.2

4. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-Q for the quarterly period ended February 28, 2004 that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item
601of Regulation S-B.

As appropriate, please amend your May 31, 2004 Form 10-K and your February 28, 2005 Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant
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Mr. Patrick McGowan
MIV Therapeutics, Inc.
July 5, 2005
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